Exhibit 99.3

BAYER EMPLOYEE WEBCAST

September 14th 2016

MODERATOR:  Welcome, everybody.  Welcome here from New York to our employee webcast.  Thanks for joining us today.

[Slide 1]

My name is Michael Preuss.  I’m responsible for Communications and Public Affairs at Bayer.  With me here are Werner Baumann (our CEO) and Liam Condon (Board member and responsible for the Crop Science Division.)  Both are going to run you through today’s announcement and our discussing the details.

You are also invited in between to submit your question into your system so that these questions can then be read and also be answered by Werner and by Liam.

However, maybe we might not be able to answer all questions today.  We have a platform on the intranet that you can use for questions and then you also are going to find the answers there.

[Slide 2+3:  Legends]

Before Werner and Liam go into the detail of today’s announcement of our proposed acquisition, we are obliged to draw your attention to the legends of the slides.  With that, I’d like to hand over to Werner.

[Slide 4]

WERNER BAUMANN:  Thank you, Michael.  Welcome to all of you and thanks for making the time on short notice.  We also know that it’s rather late already in Europe, and that is driven by a very busy schedule we have had during today.  We are speaking to you from New York because we have announced this transaction together with the Monsanto leadership here in New York early this morning. The supervisory board only took the decision this morning, and this is what gives you a little bit of a perspective on how tight the day has been so far; but it was very, very important for us that we reach out to you and explain directly where we are and give you some more context on this intended merger.

So, first of all, today is a really historical day for our company as we have brought a vision to a first milestone that will combine our Crop Science business with the best seeds biotechnology and analytics company in the world, and this is Monsanto.

An awful lot of work has taken place since we first communicated with you about the proposed transaction.  You will remember the breaking news that was driven by a leak on May 23rd when we then communicated, and since then we have been involved in really extensive discussions with Monsanto’s management, as well as we have been in an ongoing dialogue with stakeholders in our business.

The transaction we are communicating today represents a major step forward for our Crop Science business and will reinforce Bayer as a global innovation-driven life sciences company with leadership positions in all our businesses.  This combination will also allow us to realize our shared vision of creating a globally leading integrated agricultural offering.  At the same time, we will build an innovation engine for the next generation of farming.  This will lead to new technologies and solutions that support farmers in producing safe, nutritious, and affordable food for a growing world population.  And together, we will advance our strong culture of innovation, sustainability and, of course, social responsibility.

[Slide 5]

This combination is a very powerful response to the enormous challenges society faces in the next decades.  By 2050, the world’s population is expected to grow by an additional 3 billion people and this represents six times the current population that lives in Europe.  At the same time the land per capita that is going to be available to grow food is expected to decline by 17 percent, and you immediately see the dilemma.  This means we need to get more food from less land; and as a matter of fact, food production in absolute terms has to increase by 60 percent to feed the world population by 2050.

So, innovative and integrated solutions are really key to close this gap between a growing demand and the capability to produce and cater to this demand.  And our capabilities, together with Monsanto, represent the kind of really revolutionary approach to agriculture that will ultimately be necessary to sustainably feed the world.

Now I’d very much like to hand it over to Liam.

[Slide 6]

LIAM CONDON:  Thanks a lot, Werner.

So I guess everybody has a bit of an opinion about Monsanto, but reality is very few people know much about this company.  I think if you take a look at the inside of Monsanto, what you will immediately see is this is actually a very profitable company.  They had sales last year of about 15 billion and profitability and EBITDA of almost 5 billion.  4.8 billion.  So a highly, highly profitable company.  The reason for this is because this is basically a high-tech biotech company.  This is not in any way a chemical commodity type company.  The seeds and traits business that Monsanto is famous for is actually, has a biotech base.

Monsanto is based in Saint Louis, in Missouri, and they have over 20,000 employees, over 5 1/2 thousand people in research and development driving the R&D engine that they have over there.  A lot of the business, as you can see, is over — ballpark 80 percent in the Americas.  So it’s very much focused on North America and Latin America.  Smaller presence in Europe and in Asia.  And if you think about Bayer and our setup, particularly in Crop Science where we are stronger in Europe and to a degree in Asia/Pacific and Africa, you can see the high complementarity that we have here.

[Slide 7]

What Monsanto is really famous for, I’ve already mentioned the seeds business, seeds and traits.  This is the biotech part of the business.  They also have a crop protection business which is basically herbicides, which today is de facto glyphosate.  They have another product coming onto the market for next season, Dicamba; and they have the leading digital agricultural platform.  So the most innovation in this company is on the biotech side, with the seeds and traits on the one side, and in the area of digital agriculture.  So this is tremendously promising for the future.

The whole seeds and traits biotech part of the business is almost about 70 percent of the business, but even more from a profitability point of view.  So this is really where the innovation is.  This is also what’s driving profitability at this company.

[Slide 8]

Once we combine the two companies, if you look at it from an overall market point of view, the seeds and traits and crop protection market today is worth about $85 billion, once we combine the two companies.  There is ongoing consolidation in the industry.  There are actually many, many players in this industry.  It’s highly fragmented; but there were only six big players, relatively big, of which now two groups have already announced their combination.  So one is Dow and DuPont.  One is ChemChina and Syngenta.  Now with our transaction, we will become the new No. 1 in this industry and have a leading position but also a position that’s built again on high complementarity of portfolios.  So the best leading seeds and traits portfolio in the industry from Monsanto, the best crop protection portfolio in the industry from Bayer, and the leading digital agricultural platform.

[Slide 9]

When we bring the two companies together, what we will actually be creating is an engine for innovation for the future because we’re firmly of the belief that by basically taking an inter-disciplinary approach in research and development and not only optimizing, for example, seeds and traits or only optimizing crop protection but looking at how we can in parallel develop entirely new solutions for our growers, for our customers, we will be able to take innovation to the next level.  So we will be taking a much more systematic approach to innovation, literally across technologies in an inter-disciplinary approach.

This is what we call the integrated solutions approach which we are convinced will lead to higher productivity in innovation, which ultimately will benefit farmers and consumers at the end of the day.  This is what the whole transaction is built around.  It’s built around innovation and growth.

[Slide 10]

And a final slide here just to basically bring that point home, that this is all about innovation.  If you look at our R&D spending — and these are the pro forma numbers in 2015 — if you add the two together, it’s about 2 1/2 billion Euros pro forma which was spent.  We’ve been a company, Bayer Crop Science has been a company over the years throughout the cycle, whether up or down, we have continued to invest in research and development.  Monsanto has taken the same approach.  As we go forward, we’re looking forward to continuing to invest further in innovation to make sure that we will have the right platform for growth in the future.

With that, I’d like to hand back to Werner.

[Slide 11]

WERNER BAUMANN:  Thank you, Liam.

So finishing it off, one of the questions is, of course:  What is in it for me?  This is a question that our shareholders ask.  It is a question that our employees and our customers ask.  With that, let me share our perspective on why we think that this combination is a real win-win for all involved.

First of all, if you look at our people, both at Crop Science today and at Monsanto, what is more exciting than two organizations with a legitimate claim to leadership, that have winning cultures, coming together to building a new and even stronger organization going forward.  It will provide new career opportunities, it will provide new learning opportunities, and it will also help to fulfill a bigger purpose — and that is, to serve our customers better.

Our customers are farmers that rely on our ability to innovate to help them to generate more yield on limited acreage that is available to feed the population.  What a great purpose to come to work for every day.

Our investors will also benefit.  We have made a compelling value proposition to Monsanto’s Board.  That was ultimately accepted and will be endorsed unanimously to Monsanto’s shareholder basis with a transaction that is going to give each Monsanto shareholder a huge incremental return, over and above the stand-alone value of Monsanto.  We will, in turn, generate additional value for our shareholders with further growth that is going to come with more innovation for the next many, many years to come and, with that, will also make it financially attractive to continue to invest and support what we want to do at Bayer.

Society will also benefit because we contribute to better nutrition and to the production of better food in a more sustainable and environmentally friendly way.  That’s why we are so excited about this combination and what it allows us to do going forward.

Now, having said that, it also reinforces Bayer as a leading life sciences company that is going to drive for global leadership positions in its core business segments.  If you look at the last 15 years, you will in hindsight almost look at what we have done as a pattern.  Very early on in the early 2000s, we strengthened Crop Science with the acquisition of the Aventis business and built the platform for the leadership position in crop protection we have today.  We also started to build our consumer health business in the early 2000s into a leading consumer health business today that is one of the biggest and most successful in the world.  And we reenergized our pharma business both with innovation coming out of our own labs and the acquisition of new products and the strengthening with Schering at the time that has brought us a very, very well-growing business that we enjoy today and, with that, fulfill our claim to leadership also in pharmaceuticals in the segments we compete.

Each of these businesses (and irrespective of the large acquisition with Monsanto) will continue to have full access to everything it needs in order to fulfill its strategic mandate.  We will continue to invest in consumer health, with higher spend in innovation but also marketing and sales, in building our positions in the U.S. and in our core markets.  We will continue to invest behind animal health in order to drive further growth in animal health, also potentially complemented with smaller external growth.  Of course, we will continue to invest in pharma, with a significantly enhanced R&D budget that is going to be 300-million-plus higher than it was last year, and it will continue to grow in the next years to come and also with us spotting for new opportunities to bring new innovation in through in-licensing or small acquisitions in pharma as well.  So all in all, we are fully committed to further develop our company.

[Slide 13]

With that, let me come to some closing remarks back to Monsanto and what is next in our journey towards the combination of the businesses.

First of all, it is very, very important for all of you that have business contact with Monsanto to maintain a contact between third parties that continue to be competing with each other as long as our transaction and the closing (so the merger of the businesses) has not taken place.

We also have to stay focused on our day-to-day businesses.  We have made a major step forward today for the future of the company; but as always in life, there is a next month and a next quarter and a next budget that we want to reach and we want to deliver on our objectives.  So also on behalf of my colleagues, I can only pledge to all of you to stay focused.  As excited as you may be (as we are also about this combination), stay also focused on your day-to-day deliverables.

Last but not least, rest assured that as we have done in the last occasions, we will continue to update you very regularly about the progress we are making.

So what are the concrete and specific next steps?  We are working already on preparing the filings for regulatory antitrust filing and approval.  We expect Monsanto’s shareholders to vote on this transaction, end of 2016 or, at the latest, early Quarter 1, 2017.  Then we think that we are going to be successful in closing this transaction by the end of 2017.

So with that, we conclude our introductory remarks and we are very much looking forward to the questions you have.  Thank you very much.

Q&A

MODERATOR:  We have already received some questions.  And the first question is on our share price, actually.  The Bayer share price rose today; in May, it fell.  Why was today’s reaction of the stock market different?

WERNER BAUMANN:  In May we surprised many, many people with an unplanned announcement and we could not prepare for a, this major announcement that we were looking at a combination with Monsanto.  That is what drove uncertainty, some surprise.  Shareholders don’t like surprises and, if at all, please only positive.

Now, on the other side, that brings me to where we are today.  Everybody expected some news to come, so it was not a complete surprise that at some point in time we would be announcing where we stand.  I think people are pleased to see that we came to a negotiated agreement with the full support of Monsanto’s management.  That is the first positive of today’s message.  The second one is that a lot of people thought that the financial conditions of the Merger Agreement would be less advantageous to Bayer with a higher share price.  This in turn has, very pleasingly also for us, led to a positive share price reaction today.

MODERATOR:  The next question we have is on antitrust questions.  What is going to be our strategy to address the antitrust concerns looming around this deal?

WERNER BAUMANN:  So the more difficult question is for Liam.

LIAM CONDON:  Thanks, Werner.  So on the antitrust side, we already have a team working for quite some time on this.  We’ve had extensive assessment done and both internally and together with external experts in the area of antitrust.  I think if you look at the overall deal, given the fact that it’s highly complementary both from a portfolio and a geographic point of view, we’re convinced that there is very little overlap and, with that, relatively few antitrust issues.  There is some overlap in some geographies, and we will be entering into a diligent process now with regulators to identify exactly where those are and what remedies need to be taken so that we can ensure closing as planned then towards the end of 2017.

MODERATOR:  The next question is:  When we are talking about synergies, what does it actually mean for employees and for jobs?

WERNER BAUMANN:  Well, the beauty of this combination is really that this is all about innovation and growth.  The overlaps between the two businesses are very limited, as Liam already mentioned.  So the combination is highly complementary.  With that, for the vast majority of our employees, it will first and foremost provide for further opportunity to grow and learn and actually contribute to a new and even more successful combined organization.

Having said that, of course, synergies will also mean that in some areas we do have redundant organizations where we have, for example, an organization at Bayer that does exactly the same as the organization at Monsanto.  This is one of the things we are going to address as part of the combination and bringing the two organizations together and this is what is always part of a combination of companies, but in this very instance to a substantially limited extent compared to other combinations you will have been part of or you will have read about in the press.

MODERATOR:  The next question we have is with regard to culture.  Are there any concerns about a potential culture clash that might happen when merging two different kinds of management cultures?

LIAM CONDON:  So this is also a topic that we have been looking at extensively and which will, of course, be in focus for us now as we prepare the integration planning.  At the end of the day, when we do an outside-in assessment of Monsanto and that has been justified now in the process going through, despite the fact that many people think our cultures must be completely different, there are many, many aspects that are actually very, very similar.  One is that the two companies are built around innovation and a complete commitment to science and advancing science for the betterment of society.  Another one is a passion for agriculture, which between Crop Science and Monsanto is an absolutely shared passion.  A third one, I would say, is a complete winning spirit.  We want to offer the best solutions to our customers.

Again, if you step back, what the overall vision of the deal is, both of us have been talking about the need for integrated solutions.  We’ve presented this strategic rationale in the past independently as companies, but both have exactly the same vision.  That as a starting point makes it much easier when we start an integration process, also from a cultural point of view, because we have the same vision about where we want to go as a company.

One thing is very clear going forward, our Bayer values and the LIFE values will remain the core foundational values of our company.  This is very important for us as a basis going forward; but, of course, our culture will continue to evolve as it has always evolved and will be looking to bringing in the winning and innovative elements of the Monsanto culture into our culture at Bayer as well.

MODERATOR:  The next question we have is also a very straightforward one.  Is there any money left to invest in pharma?

WERNER BAUMANN:  There’s so much money left to invest in Pharma that this room would be filled with hundred-dollar notes that we can continue to invest in Pharma.

On a more serious note, I mentioned this earlier.  We will not take money away from Pharma that is urgently needed in order to continue to build our business (with the great innovation and the very, very strong R&D organization we have) in order to do something similar in Crop Science or in Animal Health or in Consumer Health.  We can only be successful as an organization running these businesses and having built these businesses to where they are today if we can continue to fund them in line with what they need to flourish and in line with the strategies we have decided upon.

So to cut a long answer short, Pharma will have everything it needs in order to be successful for the next many years to come.  I am very encouraged about the discussion we had this past June about the update of the Pharma strategy, what we are going to do in Oncology, the broad prospects we have in Cardiology and the fantastic operating performance we continue to enjoy with almost double-digit growth this year and further growth to come over the next years.  So rest assured, Pharma will get everything it needs for a further successful development.

MODERATOR:  The next question we have is regarding projects within the organization.  How will this affect running projects like reorganizations, investments, but also headcounts and vacancies.  And it says:  Like in the short term, so for the next 18 months.  And that was a message (obviously internally):  Until we have clarity, nothing will change our plans.  And it says:  Now we have clarity and the imagination is that things will change.  So how do we go about running projects within the company?

WERNER BAUMANN:  There is a general answer and then maybe some more specific considerations.  We are far away from closing or even integrating the Monsanto business; and as we mentioned at the beginning of the call, today is the start, very important, a very, very important day, but it is the start of a process and not the end.  All of us in the Board are acutely aware of the heavy workload we have in our departments and organizations, in countries, in functions, with the many, many projects that are going on.  There will be a few that will be added (that are, by and large, unrelated to Monsanto) over the next months to come.  That also means that we properly resource these projects for the next year or so.

So, bottom line, most of the activities that are planned or under way in our projects will continue to be executed as planned and there is no change.  And we mentioned it before, our day-to-day operations also over the next months to come will not be changed by the running project to prepare for a closing with Monsanto.

Having said that, there will, of course, be things where we look maybe in the U.S. at certain activities we have been thinking about in building bigger resources or infrastructure or maybe in Crop Science where Liam says, “Well, let’s wait until we come together because we may decide on something we are going to invest in where, once we know what Monsanto brings to the table, we have this twice.  This doesn’t make any sense.”  But this is rather the exception than the norm.

LIAM CONDON:  Maybe if I could just add to that and maybe get in a plug for New Bayer because, of course, New Bayer is, has been a concept for many of the countries but now is actually getting implemented in different waves throughout the countries and with stronger platforms.  We’ve gotten a few questions before:  Do we really want to continue with this, with the Monsanto transaction now ongoing?  The answer is:  Actually we need this more than ever and we should actually speed up the implementation because we will need the strongest Bayer possible so that we can successfully implement Monsanto afterwards.  So we need these strong platforms in the countries.  That’s why I think we’d just like to encourage everybody with New Bayer and the new platform design in the countries to continue, because this will give us a very solid foundation for the later integration.

MODERATOR:  The next question we have is on NGOs.  How do we deal with these very critical NGOs, especially in Europe, who are raising their voices right now?

WERNER BAUMANN:  Maybe I start and then Liam is going to chip in.

One of the things I think we have been particularly good about at Bayer is that we don’t shy away from critical discourse with people who do have, legitimately in many cases, different opinions.  And that is in many cases also the case with NGOs.  There are some that have a different perspective on how we want to evolve with our innovation that we can bring to mankind.  There is a question about how safe gene-modified seed material is.  On this one, we differ in opinion but we expect the other opinion without aligning with it.  There is no evidence — actually to the contrary, there’s big evidence that gene-modified seeds are totally safe and absolutely needed in order to provide for the challenges we have going forward in feeding an ever-growing population.  As a matter of fact, there was an interesting letter that was, I think, signed by more than 100 still-living Nobel laureates that have asked Greenpeace to reconsider its anti-GMO position because it is scientifically proven that this is a totally safe technology.  So that is the case we argue based on science, fact, and insight we have.  That is, what we think, the only way to actively engage with critical stakeholders and help them maybe to ultimately convince them to change their position.

LIAM CONDON:  Maybe to add a little bit.  Together with our PGA teams, what we have actually done is a stakeholder mapping, basically mapping out the various NGOs, what their interests are, also their willingness to engage in a dialogue with us and their willingness potentially to engage in strategic collaborations.

For example, if we have common goals, often we differ on the way to achieve the goals; but if we have common goals (for example, improving small-holder farming in Africa), usually we have a basis for dialogue and we can start to talk about whether or not we should be working together to help solve major challenges, as opposed to just kind of sending messages back and forward through the media.

There are quite a few NGOs who are willing to engage with us, and we’re stepping up our outreach now and our willingness to engage in strategic collaborations.  The vast majority of NGOs have a very strong purpose, a very good purpose, and we’re trying to identify the ones with which we can work best with and to basically achieve our common goals in that sense.  Those where we disagree, we will disagree respectfully.

We will explain why we have a certain position, and we will respect the position of other parties.  We try and enter dialogue with everybody, but it’s not always possible.

MODERATOR:  We have two more questions.  The first is regarding the name.  What will happen to the Monsanto name and to the brand?

WERNER BAUMANN:  Quite frankly, we have done a lot of work on getting us to this point today, but thinking about names of Monsanto and Bayer and how the combined business is going to be called have not been in the forefront of our thinking.  We wanted to come to a successful agreement which marks the beginning of working on all of these questions (rather than having answered all questions, maybe also without really involving you) where you have an opinion and also an opportunity to contribute.

Having said that, Bayer certainly stands for a company with a stellar reputation that stands for innovation, social responsibility, and accountability, and also sustainability.  That is something that is going to be very, very helpful for our combined business going forward as Monsanto will come into our organization.

I can only share maybe one additional remark that Hugh made (Hugh Grant, the CEO of Monsanto) when we had an earlier TV interview.  He said when they looked at a potential combination with Syngenta, for example, the question of whether that new entity would carry the Monsanto name or a different name was something that he, his people, his management team were completely open about.  That is also a starting point that we would use to take it from there for our joint discussion going forward.

MODERATOR:  Here is a final question.  Many years ago Hoechst became a life science company like Bayer today and then the agriculture business was merged with other companies, and finally pharma and agriculture were split into separate companies.  Any chance for history to repeat itself and could Ag become Monsanto and then Pharma become Bayer?

WERNER BAUMANN:  So — the answer is no.  Very clearly.  Here’s why.  Liam, Hanno Dietsch, Kemal Malik, all of my Board colleagues and I, we see our role to develop Bayer to the next level so that our successors can take the company to the next, next level for another 150 years of success under the Bayer cross.  This is something that is very, very important to us.  It is not the only important thing, because what we do needs to make sense for our stakeholders and our shareholders, but it is an additional objective that is very, very close to our hearts, that we want Bayer to flourish and we want Bayer to provide an attractive place to work, a place that is exciting to drive for new solutions that help our customers and our patients to live better lifes.  What a fantastic opportunity to continue to contribute, and we have absolutely no intention to follow suit to the example that was mentioned in the question.

MODERATOR:  Good.  Thank you very much, Werner.  Thank you very much, Liam.  Thank you very much to all of you for taking the time.

The day in New York continues right now.  There is still a lot of talks with the various stakeholders that we will continue to do throughout the day and also tomorrow.  More information is available at the intranet.  There’s also a Q&A platform that you can make good use of.  We hope you find this information also very helpful.

Thanks again for joining.  To all of you, have a nice day.  Thank you very much.

LIAM CONDON:  Thank you.

WERNER BAUMANN:  Thanks a lot.  Bye-bye.